Exhibit (a)(18)

FREQUENTLY ASKED QUESTIONS (“FAQ”) REGARDING THE ALARIS MEDICAL
SYSTEMS STOCK FUND UNDER THE TENDER OFFER

As you may know, Blue Merger Corp. (“Subcorp”), a wholly owned subsidiary of Cardinal Health, Inc. (“Cardinal Health”), has made a tender offer to acquire all outstanding shares of common stock of ALARIS Medical Systems, Inc. (“ALARIS”) pursuant to a merger agreement entered into on May 18, 2004. This affects you if you are invested in the ALARIS Medical Systems Stock Fund (the “Stock Fund”) in the ALARIS Medical Systems Retirement Investment Plan (the “Plan”). This FAQ contains certain information regarding how the tender offer may affect your balance in the Stock Fund under the Plan. You are advised to read the “Offer to Purchase for Cash” dated May 28, 2004 and the related Solicitation/Recommendation Statement included with these materials because they contain important information.

Q1:	Does the tender offer affect the shares of ALARIS common stock held in the Plan?
A1:	Yes. The tender offer to ALARIS stockholders is being made for all outstanding shares of ALARIS common stock including all shares allocated to you and others in the Plan.

Q2:	How much will Subcorp pay for shares of ALARIS common stock?
A2:	Subcorp is offering to pay all ALARIS stockholders (including the Plan) $22.35 per share in cash.

Q3:	What will happen to the Stock Fund during the tender offer process?
A3:	The Stock Fund will be “frozen” for administrative purposes beginning at 4 p.m., Eastern time, on Wednesday, June 23, 2004, or, if the tender offer is extended, 4 p.m., Eastern time, on the date that is two business days prior to the expiration date of the tender offer. During this freeze period, no transactions for the Stock Fund will be processed, including purchases, exchanges, withdrawals, loans, and final distributions. This period is necessary to tally elections, and — if the tender offer conditions are satisfied —process the transaction. For those who did not tender shares, exchanges out of the Stock Fund will be permitted to the extent there is a market for ALARIS common stock starting the business day after the expiration date of the tender offer.

Q4:	Will I continue to receive contributions to the Stock Fund while the tender offer is being considered?
A4:	Yes. Until the freeze period begins at 4 p.m., Eastern time, on Wednesday, June 23, 2004 (or, if the tender offer is extended, 4 p.m., Eastern time, on the date that is two business days prior to the expiration date of the tender offer), you will continue to receive contributions to the Stock Fund in accordance with the Plan provisions. Once the freeze period begins, no additional purchase of shares will be accepted. If the tender offer is successful, contributions made to the Stock Fund after Wednesday, June 23, 2004, will be automatically redirected to Vanguard®Prime Money Market Fund. Please note: Because of payroll and posting schedules, some contributions may not be credited to your Plan account before Wednesday, June 23, 2004. In that case, if the offer is successful, the contributions will be redirected to Vanguard Prime Money Market Fund.

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Q5:	May I continue to make changes to my asset mix while the tender offer is being considered?
A5:	Yes. Until the freeze period begins at 4 p.m., Eastern time, on Wednesday, June 23, 2004 (or, if the tender offer is extended, 4 p.m., Eastern time, on the date that is two business days prior to the expiration date of the tender offer), you may continue to make changes in your asset mix, including movement of assets out of the Stock Fund. If you submit instructions to Vanguard to tender your shares but you move all of your assets out of the Stock Fund before June 23, 2004, your tender instructions will be disregarded.

Q6:	What happens if I tender my shares and the tender offer is successful?
A6:	If you tender shares of ALARIS common stock in your Plan account, the cash proceeds will be invested in Vanguard Prime Money Market Fund. It is expected that the proceeds will be received shortly after the tender offer is completed.

After the freeze period ends, you may then log on to www.vanguard.com or call Vanguard’s VOICE® Network or a Vanguard®Participant Services associate at 1-800-523-1188 if you would like to review your account or rebalance your asset mix in the Plan.

Q7:	What if I do not tender my shares and the tender offer is successful?
A7:	For those who do not tender shares, exchanges out of the Stock Fund will be permitted to the extent there is a market for ALARIS common stock starting the business day after the expiration date of the tender offer. If the tender offer is successful, subject to certain conditions, Cardinal Health is required to acquire the remaining common stock of ALARIS through a merger in which all shares which are not tendered in the tender offer will be converted into the right to receive $22.35 in cash. The acquisition of remaining shares through that merger may occur quickly following the end of the tender offer or may take significantly longer, depending upon how many shares are tendered in the offer, to complete. Following completion of the merger, the cash proceeds will be invested in Vanguard Prime Money Market Fund.

After the merger is consummated, you may then log on to www.vanguard.com or call Vanguard’s VOICE Network or a Vanguard Participant Services associate at 1-800-523-1188 if you would like to review your account or rebalance your asset mix in the Plan.

Q8:	What will happen to my tendered shares if the tender offer is not successful?
A8:	Your shares will not be surrendered for cash and will remain in the Stock Fund.

Q9:	What will happen to the Stock Fund if the tender offer is not successful?
A9:	If the tender offer is not successful, the Stock Fund will continue to accept new contributions and will continue its normal operations unless you are otherwise notified.

Q10:	What if I want to change my tender instructions?
A10:	You may change your tender instructions by sending new tender instructions to Vanguard. Your new Tender Offer Instruction Form with any changes must be received by the Plan Deadline (4 p.m. Eastern time on June 22, 2004). If you need an additional Tender Offer Instruction Form, you may obtain one by calling Vanguard Participant Services at 1-800-523-1188 Monday through Friday from 8:30 a.m. to 9 p.m., Eastern time. If you make changes prior to the Plan Deadline, the latest received Tender Offer Instruction Form will determine your instruction to Vanguard.

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Q11:	Whom do I call if I have additional questions?
A11:	You may direct questions and requests for assistance regarding the tender offer to the Information Agent at its address and telephone number set forth below. You may obtain additional copies of the “Offer to Purchase for Cash” dated May 28, 2004, and other tender offer materials that have been filed with the U.S. Securities and Exchange Commission from the Information Agent as set forth below, and they will be furnished promptly at no expense to you. The Information Agent for the tender offer is:

MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
Call Collect 1-212-929-5500
Call Toll-Free 1-800-322-2885
E-Mail: proxy@mackenziepartners.com

If you have any questions on how to provide tender instructions to Vanguard or need a Tender Offer Instruction Form for your shares in the Plan, call Vanguard Participant Services at 1-800-523-1188, Monday through Friday from 8:30 a.m. to 9 p.m., Eastern time.

If you would like to make investment changes, log on to www.vanguard.com, or call Vanguard at 1-800-523-1188. The VOICE Network is available 24 hours a day and Participant Services associates are available Monday through Friday from 8:30 a.m. to 9 p.m., Eastern time.

The Vanguard Group

For more information about any fund, including investment objectives, risks, charges, and expenses, call The Vanguard Group at 1-800-523-1188 to obtain a prospectus. The prospectus contains important information about the fund. Consider and read the prospectus information carefully before you invest. You can also download Vanguard fund prospectuses at www.vanguard.com.

Cardinal Health has filed a tender offer statement with the U.S. Securities and Exchange Commission and ALARIS has filed a Solicitation/Recommendation Statement with respect to the Cardinal Health tender offer. Participants are strongly advised to read the “Offer to Purchase for Cash” dated May 28, 2004 and the related Solicitation/Recommendation Statement included with these materials because they contain important information. These documents are available to all stockholders of ALARIS at no expense to them. These documents are also available at no charge at the SEC’s website at www.sec.gov.

The Vanguard Group, Vanguard, VOICE, and the ship logo are trademarks of The Vanguard Group, Inc. All other marks are the exclusive property of their respective owners.

©2004 The Vanguard Group, Inc. All rights reserved. Vanguard Marketing Corporation, Distributor. 38034-1 062004